Exhibit 99.1

NEWS RELEASE

West Fraser Timber Co. Ltd.

Wednesday, September 8, 2021

West Fraser Declares Dividend and Provides Operational Update

Vancouver, B.C. – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) has declared today a quarterly dividend of C$0.25 per share and is providing the following update on operating conditions through the end of August 2021. The Company will provide a further update as part of its third quarter earnings release scheduled for October 27 and does not anticipate providing another update before then.

Dividend

The Board of Directors of the Company has declared a quarterly dividend of C$0.25 per share on the Common shares and Class B Common shares in the capital of the Company, payable on October 5, 2021 to shareholders of record on September 23, 2021.

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

Operational Update

Due to wildfires in British Columbia, slowing orders for forest products, constraints on the availability of resins used in the manufacture of panel products, transportation service interruptions and overall inventory levels, West Fraser has adjusted output at its British Columbia SPF, US South SYP, North American OSB and Canadian plywood facilities by between 5% and 10% of available capacity over the first two months of the third quarter of 2021.

West Fraser has reduced operating schedules at multiple locations and anticipates reduced operating rates through the remainder of the third quarter, depending on inventory levels, economic log supply, fire and other weather conditions, availability of labour due to the continuing impacts of COVID-19, availability of raw materials and transportation resources and customer needs.

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodeling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including reductions to operating schedules and future production adjustments. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2020, each dated February 11, 2021, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com